October 20, 2015
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Terence O'Brien, Branch Chief

RE: TAL International Group, Inc.
Form 10-K for the Year ended December 31, 2014
Filed February 19, 2015
Form 8-K
Filed April 29, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed August 5, 2015
Response Letter Dated September 15, 2015

File No. 1-32638

Dear Mr. O'Brien:
On behalf of TAL International Group, Inc., I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 2, 2015 (the “Comment Letter”) regarding the Company’s Form 10-K for the Year ended December 31, 2014 filed February 19, 2015, Form 8-K filed April 29, 2015, and Form 10-Q for the fiscal Quarter Ended June 30, 2015 filed August 5, 2015.
To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Financial Statements, page F-1
Note 7-Segment and Geographic Information, page F-24

1. SEC Comment #1: We note you lease five types of equipment. Please disclose revenues from external customers for each of the types of products that you lease in accordance with ASC 280-10-50-40, or describe the similarities and differences between these products to help us understand why you are not providing the disaggregated disclosure.
Response:
The Company owns different configurations (ie., sizes and types) of essentially the same product or service, intermodal equipment products, that it leases and sells to customers internationally. The separate sizes and types of containers enable the Company to meet our customers' equipment needs. As outlined in ASC 280-10-50-40, revenue from customers should be combined for similar products or services.
The Company has determined that the following factors support combining revenue for the different configuration of containers that the Company leases to its customers (dry, special, refrigerated, tank containers and chassis):

•
The nature of the different product types and service that the Company provides are essentially the same. The Company leases containers, or intermodal equipment, predominantly to shipping lines who use these containers to transport goods throughout the world. Containers provide a secure and cost effective method of transporting raw materials, component parts and finished goods because they can be used in multiple modes of transport. By making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking, containers reduce freight and labor costs.

The different product types allow the Company's customers to ship goods of different sizes, weights, heights, etc. all at the same time on the same vessels thereby maximizing the efficiency of their operation.

•
While the Company does not produce its own containers the nature of container production processes provides further support for the aggregation presentation. The vast majority of worldwide container production is concentrated with four to five manufacturers all located in China. These container manufacturers are able to produce each respective equipment type due to the similarities in the standard size, dimensions, gross weight, raw materials, and manufacturing process.

•
The type or class of the Company's customers for its different product types are essentially the same. The Company leases its equipment to shipping lines and to a lesser extent customers who contract with shipping lines to move their freight. The top 30 shipping lines represent 85% of the Company's revenue. A vast majority of our customers lease products across the various configurations with a limited number of customers generating a significant majority of our revenue.

•
The methods used to market the Company's leasing products and services are the same for each of the different types of containers. The Company’s marketing and sales force is customer centric with senior marketing personnel having primary responsibility for certain customers and maintain close contact with their customer contacts to ensure TAL is positioned to meet all of customers container requirements.

•
The nature of the regulatory environment for containers is the same. All intermodal containers which covers over 99% of our equipment, are required to meet a number of criteria outlined by the International Standards Organization (ISO). The ISO standards address, dimensions, tare and gross weights, identification marking, etc. for all ISO or “shipping” containers. This standardization ensures that containers can be used by the widest possible number of transporters and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since the Company can operate one fleet of containers that can be used by all of its customers. Therefore, the regulatory environment is the same for each of the different product types.

•
These product types have similar economic characteristics. Demand for all container product types is largely driven by the rate of world trade and economic growth. The business model for the different container types is essentially the same. Containers are purchased from third party manufacturers, and then leased to shipping lines, typically for an initial term of three to eight years. After the initial lease, containers are released typically on shorter term leases through their 12th to 15th year of service and then sold.

Lease rates for the different sizes and product types are dependent on the current market prices for new containers, current interest rates, and the supply and demand for the equipment. The Company seeks to achieve similar return on the different product sizes and types over the life cycle of equipment by managing the equipment utilization, lease rates, and the disposal price at the end of its useful life in marine service.

Based on the above, the Company believes the aggregation of the dry, special, refrigerated, tank containers and chassis revenue is appropriate.
FORM 8-K FILED APRIL 29, 2015

Non-GAAP Financial Measures, page 9

2. SEC Comment #2: We have read your response to prior comment 5 in our letter to you dated August 3, 2015, and it appears that Adjusted EBITDA is being used as a liquidity measure based on your response that you add the principal payment component of leases classified as finance leases to provide investors and analysts with a meaningful calculation of major cash inflows and that it serves as a quick indicator of operating cash flows related to your business that could be used to service debt or grow assets. Please address the following points relating to the disclosure in your press release of the non-GAAP measure Adjusted EBITDA:

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If you believe that this measure is presented as a liquidity measure, then the presentation should be revised to reconcile this measure from cash generated from operating activities included in the Consolidated Statements of Cash Flows. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K and the corresponding guidance in Question 102.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. In addition, please address how management concluded that this measure is useful information to investors regarding your liquidity. Specifically address the fact that this measure does not include payments necessary to purchase the leased equipment.

•
If you believe that this measure is presented as a performance measure, as previously requested, please tell us the appropriateness of this measure as a performance measure. In this regard, you should specifically address how management concluded that this measure provides useful information to investors regarding your results of operations in light of the fact that (i) it adds the receipt of principal payments from direct financing leases recognized in the investing activities category of your consolidated statements of cash flows and (ii) these payments will never be reflected in your GAAP results of operations. Please also provide us with additional information about how management uses Adjusted EBITDA as a performance measure.

Response:
We believe that Adjusted EBITDA is presented as both a liquidity measure and a performance or valuation measure. Industry analysts commonly use a multiple of enterprise value to EBITDA as a valuation measure. Therefore, we disclose this metric to support and facilitate dialogue with research analysts and investors.

Our lease portfolio is predominantly comprised of operating leases with a small portion of finance leases. The calculation of EBITDA adds back depreciation expense, amongst other things, on operating lease equipment to net income, thereby capturing the gross cash flows generated by the operating leases. In order to capture the same gross cash flow of finance leases it is necessary to add back the portion of the lease payment representing principal payment which unlike depreciation does not flow through the income statement. Therefore, in order to capture the full cash generating capacity or performance of the lease portfolio, we add principal payments on finance leases to EBITDA to get to Adjusted EBITDA.

As previously stated, Adjusted EBITDA also serves as a measure of major cash inflows used to demonstrate liquidity and assess the ability of the operation to service debt, invest in new equipment, pay dividends, etc.

As Adjusted EBITDA is also presented as a liquidity measure, we will include a reconciliation of operating cash flows included in the Consolidated Statements of Cash Flows to Adjusted EBITDA in future 8-K filings, in addition to the reconciliation of Net Income to Adjusted EBITDA. Below is an example of this reconciliation that would have been included in the 8-K filed April 29, 2015 with the SEC:

	Three Months Ended
	March 31,
	2015	2014
Net cash provided from operating activities	$91,248	$74,431
Non-cash expenses	(4,668)	(4,445)
(Loss) gain on sale of equipment	(1,449)	3,096
Changes in operating assets & liabilities	13,785	28,265
Interest expense	29,243	27,619
Principal payments on finance leases	10,474	12,004
Adjusted EBITDA	$138,633	$140,970

FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2015

Consolidated Statements of Income, page 5
3. SEC Comment #3: We note that your loss on sale of equipment was $2.1 million in the six months ended June 30, 2015, compared to a gain on sale of equipment of $5.6 million in the same period in 2014, a decrease of $7.7 million. The primary reason for this decrease was a decline of approximately 22% in used dry container selling prices. In light of the pricing pressure that you are currently facing, please tell us what consideration you have given to reassessing the appropriateness of your residual values. In this regard, it appears that you last changed your residual values in 2012.

Response:
We perform a thorough review of our estimated residual values annually and during the interim period continually assess trends to understand if these trends could ultimately affect our long-term residual value estimates or other estimates, such as useful lives, used in our depreciation policy. Due to the long term nature of our equipment, we believe that these estimates should reflect long term historical trends of realized selling prices and not selling prices as of a certain point in time.

Steel prices have trended down over the last few years resulting in the same trend for new container prices. Since used container prices are highly correlated to new container prices we have experienced a steady decline in used container sales prices since their peak in 2011.

Steel and container prices have been quite volatile over the last ten years but have averaged roughly $2,000 per 20 foot container during this time. While new container prices are currently about 20% below that level, this appears to be partially due to the limited current demand for new containers reflecting a slow down in worldwide container trade in line with weakness in certain major economies. Despite these low new container prices for the six months ended June 30, 2015 we actually recorded a gain of $1.1 million on containers originally purchased new by TAL. In addition, the long-term average selling prices on containers originally purchased new by TAL are relatively close to our current residual value estimates. The total loss on sale for that period was $2.1 million which reflected the $1.1 million gain on containers originally purchased new by TAL and a loss of $3.2 million on used containers purchased from our customers on sale lease back transactions (“SLB”).

Under these SLB transactions customers agree to sell a large volume of older containers to TAL and lease them back from TAL until they are able to deliver them to agreed locations. TAL sells these containers when and as they are re-delivered. Typically the customer begins delivering the containers immediately with all containers delivered over a one to two year period. Residual estimates for SLB containers are determined on a deal by deal basis based on an estimate of what sales prices are likely to be at the time that we expect the containers to be delivered and sold.

The purchase prices of these containers have recently been higher than the net book value of similar vintage containers originally purchased new by TAL, generally resulting in lower gains, and more recently, losses on the sale of these SLB containers. However, the structure of these SLB transactions, including higher lease per diems and higher delivery fees, support the higher net book values and these transactions continue to be quite profitable on an overall basis.

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

		By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer
cc:	Brian Sondey, TAL International Group, Inc.